UNITED STATES

SECURITIES AND EXCHANGE COMMISSION,
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

FOXO Technologies Inc.
(Name of Issuer)

Class A Common stock, par value $0.0001 per share
(Title of Class of Securities)

351471305
(CUSIP Number)

Mark Brian White 9 King George V Place Winchester, UK SO22 SFU 44 7973 802488
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 19, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00912N205______
(1)		Names of reporting persons
Mark Brian White
(2)		Check the appropriate box if a member of a group (see instructions)
(a) ☐
(b) ☐
(3)		SEC use only

(4)		Source of funds (see instructions)
OO
(5)		Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)

(6)		Citizenship or place of organization
United Kingdom
Number of shares beneficially owned by each reporting person with:
	(7)	Sole voting power
250,000 (1)
	(8)	Shared voting power
1,300,000 (2) (3)
	(9)	Sole dispositive power
250,000 (1)
	(10)	Shared dispositive power
1,300,000 (2) (3)
(11)		Aggregate amount beneficially owned by each reporting person
1,550,000 (3)
(12)		Check if the aggregate amount in Row (11) excludes certain shares (see instructions)

(13)		Percent of class represented by amount in Row (11)
17.33% (A)
(14)		Type of reporting person (see instructions)
IN

(1)	Represents shares issued to the Reporting Person pursuant to the Issuer’s 2022 Equity Incentive Plan for services to be rendered.

(2)	Represents shares issued to Kr8 ai Inc., of which the Reporting Person is an officer, director and shareholder as consideration for rights granted and services to be rendered pursuant to the Master Software and Services Agreement between Kr8 ai Inc. and the Issuer. The terms of the Master Software and Services Agreement provide for the issuance of additional shares to Kr8 ai Inc. on terms and conditions set forth therein.

(3)	Gives no effect to shares which may be issued pursuant to the Master Software and Services Agreement between Kr8 ai Inc. and the Issuer.

(A)	Based upon 8,946,032 shares reported outstanding as of February 2, 2024, and gives no effect to shares which may be issued pursuant to the Master Software and Services Agreement between Kr8 ai Inc. and the Issuer. .

ITEM 1. SECURITY AND ISSUER.

This statement relates to the Class A common stock of FOXO Technologies Inc. (“Issuer”).

ITEM 2. IDENTITY AND BACKGROUND.

(a)	This statement is being filed by Mark Brian White referred to as “Reporting Person.”

(b)	The address of the Reporting Person is 9 King George V Place, Winchester, UK, SO22 SFU.

(c)	The Reporting Person is a shareholder, director and officer of the Issuer.

(d)	During the past 5 years, the Reporting Person has not been convicted in a criminal proceeding.

(e)	During the past 5 years, the Reporting Person has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United Kingdom.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The securities of the Issuer attributed to the Reporting Person reflect, in the case of 250,000 shares of Class A Common Stock, shares issued to the Reporting Person, for services to be rendered as an officer and director of the Issuer; and in the case of 1,300,000 shares of Class A common stock held indirectly by the Reporting Person, shares issued to Kr8 ai Inc., of which the Reporting Person is a shareholder, director and officer, for rights granted and services to be rendered pursuant to the Master Software and Services Agreement between Kr8 ai Inc. and the Issuer. The terms of the Master Software and Services Agreement provide for the issuance of additional shares to Kr8 ai Inc. on terms and conditions set forth therein.

The Reporting Person serves as a director and officer of the Issuer.

Each of the transactions between the Reporting Person, Kr8 ai Inc. and the Issuer is described in a Report of the Issuer on Form 8-K or Form 10-Q, as applicable.

ITEM 4. PURPOSE OF TRANSACTION.

The Reporting Person acquired the securities issued to the Reporting Person and Kr8 ai Inc. for services rendered and holds such securities for investment purposes.

Since September 2023, the Reporting Person has been a member of the Board of Directors and Interim CEO of the Issuer. As such, the Reporting Person takes and will continue to take an active role in the Issuer’s management and strategic direction. Additionally, in his capacity as a stockholder of the Issuer, the Reporting Person reviews and intends to continue to review, on an ongoing and continued basis, his investment in the Issuer and opportunities to dispose of all or portions of securities of the Issuer held directly or indirectly by the Reporting Person. Depending on the factors discussed below and other factors, and subject to applicable law, the Reporting Person may from time to time acquire additional securities of the Issuer or dispose of some or all of his securities of the Issuer or make proposals to the Issuer. Subject to compliance with applicable laws and the Issuer’s policies, any transactions or activities that the Reporting Person may pursue may be made at any time and from time to time without prior notice and will depend upon a variety of factors, including, without limitation, whether various strategic transactions by the Issuer have occurred or may occur; the securities markets in general and those for the Issuer’s securities in particular; the financial condition, results of operations and prospects of the Issuer, including, the Issuer’s ability to compensate the Reporting Person and Kr8 ai Inc. in cash for services rendered or to be rendered; management and corporate governance of the Issuer; general economic, financial market and industry conditions; other investment and business opportunities available to the Reporting Person; tax considerations; and other factors.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)	See rows (11) and (13) of the cover page to this Statement for the aggregate number of shares of Class A common stock and percentage of Class A common stock of the Issuer owned by the Reporting Person.

(b)	See rows (7) through (10) of the cover page to this Statement for the number of shares of Class A common stock as to which the Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	During the past sixty days, except for shares received pursuant to the Master Software and Services Agreement, the Reporting Person has not effected any transactions in the Issuer’s Common Stock.

(d)	To the best knowledge of the Reporting Person, except as to the securities owned by Kr8 ai Inc., no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Person.

(e)	Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Not applicable, except for such issuances of securities of the Issuer that may be made pursuant to the Master Software and Services Agreement between Kr8 ai Inc. and the Issuer. Reference is made to the Report on Form 8-K filed by the Issuer on January 19, 2024, for the terms and conditions of the Master Software and Services Agreement.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date	February 5, 2024

Signature	/s/ Mark Brian White
Name/Title	Mark Brian White

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